

OFFERING MEMORANDUM

facilitated by



Blockchain Wine Company

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Blockchain Wine Company
State of Organization	WY
Date of Formation	12/28/2017
Entity Type	Corporation
Street Address	680 S. Cache st, Unit 100, Jackson WY, 83001
Website Address	https://www.nextwineco.com/

(B) Directors and Officers of the Company

Key Person		Mathew Sinclair
Position with the Company		
	Title	President
	First Year	2020
Other business experience (last three years)		• **5-11 Tactical**, 2003 to 2019 - Executive Vice President. Responsible for general management and global sales and marketing.

Key Person	Jeffery Hansen
Position with the Company Title First Year	 Cheif Executive Officer 2020
Other business experience (last three years)	*President, AH Wines* December 2008 - present Established the company in 2008. AH Wines is a wine manufacturing company (aka Winery), located in Lodi, California. Hansen is the sole founder and has served as President of the company since the beginning. The position involves management of all vineyard and wine production operations.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Mathew Sinclair	25%
Jeffery Hansen	70%

(D) The Company's Business and Business Plan

Business Model

NEXT Wine Company is a wine brand incubator; we Create, Incubate, Build and Sell wine brands. We analyze consumer data, uncover market opportunities, and capitalize on cultural moments to create quality wine brands. We focus on market niches that have potential for significant growth. We lead with quality while remaining focused on delivering the best value possible at every price level.

- Company - An existing revenue generating customer base and a lead brand with traction
- Strategy - Create, Incubate, Build and Sell wine brands
- Growth - Filling important gaps and identifying niches in today's market
- Use of Proceeds - Sales, Marketing, and New Brand Development

The Market Opportunity

The wine market has evolved dramatically over the past five to ten years, and the changing dynamics of the market are driven by a number of "factors" – Some of which include:

- Retailers' need for higher profit margins
- The entry, and rapidly growing influence of Millennial generation wine consumers
- The death of the traditional wine brand

Marketing Strategy

The US wine consumer is primed for experimentation. They have become more comfortable with, and knowledgeable about, wine. While COVID has been a problem for On Site(restaurant sales) wine consumption, at home consumption has skyrocketed and added to the opportunity for new brands in multiple chains.

- We offer retailers a consistent and high-quality selection of new experimental brands
- Mix direct-to-consumer eCommerce sales with in-store distribution of a rotating variety of options.

Unprecedented Times…. The Right Timing

While the current times of COVID are unprecedented, and a difficult time to launch a company, we believe it is the perfect opportunity for our wine brand incubator. The launch of NEXT personifies the 18th Century quote from the famous Baron Rothschild, "Buy When There's Blood in the Streets Even if the Blood is Your Own". We like to translate this powerful thought by saying "The Best Time to Build a Company is in a Down Market". While there is panic all around us, we have diligently worked to find numerous opportunities through: strategic pricing; underserved demographics; levity in brands (when people need it most); and brands that give back and lift people up. While the times are most challenging, the needs of consumers are unique, dynamic, and reactionary—all of which fits our focus.

The Team

Jeff Hansen, Co-Founder and Chief Executive Officer

Hansen has a background in the wine industry that spans over 30 years including almost every aspect of the industry. His most important achievements have been in "Brand Building"; developing successful distribution channels in the U.S., Europe, and Asia for some of California's largest and most important wineries. One of Hansen's specialties is in the startup phase. He does this by taking a new concept, idea, and vision to its culmination of a company. Hansen's background includes five generations of production agriculture giving him a natural understanding of production and operations while also understanding how these areas serve Sales.

Matt Sinclair, Co- Founder and President

Sinclair has had over 30 years of entrepreneurial performance and success in growing organizations, including: Procter & Gamble, E&J Gallo Winery and 5.11 Tactical. He is a consummate team builder not only for literally building teams, but for maximizing the output and success of each team member. He drives people to reach new heights of success by earning their trust and respect. His collaborative approach is recognized internally, at every level in the Company, and externally with Company's most important stakeholders. Developing and executing channel strategies that create new ways to solve issues has yielded immeasurable results among staff, as well as those outside who work with the Company. In the end, Sinclair's undeniable sense of accountability might best be summed up by his philosophy that the "buck stops here"!

Forecasted Milestones

Our strategic development plan is quite simple and straightforward:

- NEXT is a Brand Incubation Company - We Create, Incubate, Build and Sell
- Building volume and revenue through fast growing brands
- Constantly researching and working on new brand development
- Build a scalable distribution network that understands brand incubation and development
- Create a dedicated and focused international strategy with specific portfolio of wines/brands
- Build a reputation for creativity in branding

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 6 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$150,000
Offering Deadline	May 19, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Expand Inventory	$141,000	$235,000
Mainvest Compensation	$9,000	$15,000
TOTAL	$150,000	$250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.4 - 0.7%[2]
Payment Deadline	2028-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.62%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.4% and a maximum rate of 0.7% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$150,000	0.4%
$175,000	0.5%
$200,000	0.6%
$225,000	0.6%
$250,000	0.7%

[3] To reward early participation, the investors who contribute the first $150,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $150,000.0 has been raised in the offering will receive a 1.6x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Common "A"
Number of Shares Outstanding	8,450,000
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Yes
How these securities differ from the revenue sharing notes being offered to investors	These are Founders shares

Name of Security	Common "B"
Number of Shares Outstanding	30,000
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	No
How these securities differ from the revenue sharing notes being offered to investors	The pool of shares have been allocated for key employees, bonus programs and other incentives

Name of Security	Preferred "A"
Number of Shares Outstanding	0
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Yes
How these securities differ from the revenue sharing notes being offered to investors	Shares reserved for equity investors

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Mathew Sinclair	25%
Jeffery Hansen	70%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Matt Sinclair	$30,000	5%	12/31/2022	

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

NEXT Wine Company started operations on January 2, 2020 with a team of highly regarded wine industry veterans. Unbeknownst to the Founders and management team, approximately 75 days after launching the company, the Country started shutting down as a result of COVID. Needless to say, not only a major milestone, but an unforeseen setback! Despite COVID, the Company achieved impressive results during 2020:

- Sales revenue of more than $1.25 million

- A small net profit of less than $3,000

- The launch of the Company's flagship brand, Everyday NAPA and Everyday SONOMA

- Distribution launched in 11 states

- Laid the foundation for exponential growth in 2021

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Below outlines the 2020 recap as well as rebounding market forecasts for 2021:

- Since COVID became a reality a little more than two months after the company launched, most forecasts and key milestones were delayed by nearly one year.

- Despite the delays, the company was successful in launching its "flagship" brands Everyday Napa and Everyday Sonoma, late in Q-3.

- The Everyday wine brands are expected to achieve national distribution in 2021, with sales in markets that reach over 90% of the U.S. wine consumers.

- Diversity brands - the Alexis-George Winery portfolio (a partnership between NEXT Wine and the African American owned Alexis-George Winery).

  - During 2020, the social events, such as "Black Lives Matter" had a significant and unexpected benefit for this portfolio.

  - Going from a methodical roll out of the wine brands, to having some of the most important buyers in the U.S. asking for our wines represents a major milestone.

  - The Alexis-George portfolio will experience accelerated distribution in iconic national accounts that include, but are not limited to: Trader Joe's, Walmart, Hyatt Corp., Kimpton Hotel Group, Hilton Hotel Group, Club Corp, and others.

  - Great Milestones will be achieved in 2021, yet the full extent of what will occur during 2021 is evolving every week.

- Sales for the traditional holiday wine brand "The Ugly" (aka Ugly Sweater) declined slightly in 2020 based on buyers from key accounts cancelling meetings during the traditional holiday buying period (June - August).

  - While COVID is still impacting the normal flow of business, buyers are taking meetings and reengaging. Holiday brand sales are expected to be up significantly over 2020, and also exceed 2019 sales.

  - We are forecasting that 80-90% national distribution will be achieved, up from approximately 50% distribution in 2020.

- While 2020 was only a partial year, NEXT Wine still generated over $1.2 million in sales, and made a small profit.

  - The biggest impact 2020 had on our business plan is that we were unable to fully establish our distribution Foundation.

- Therefore, the major focus in 2021 will be to complete the build out of our national distribution infrastructure (our Foundation), which will position the company for exponential growth in the future.

- International sales were also delayed.

    - Brazil - our 2020 plan to roll out our brands have been pushed to April/May 2021

        - We spent the past year building a sales infrastructure for both direct to consumers and the wholesale trade segment.

        - Brazil will generate positive results in 2021

    - China - our largest international market was plagued in 2019 and 2020 with a debilitating trade war.

        - Regaining lost business and new customer development will occur in 2021

    - Southeast Asia - we will achieve new milestones in markets such as Cambodia where we currently have almost 10,000 bottles of wine being prepared now (March 2021) for shipment.

- A recap of key 2021 "Forecasted Milestones:

    - Full national distribution for the Everyday Wine brands

    - The UGLY (holiday brand) will regain momentum and reach 80% national distribution

    - Alexis-George (diversity brand) has the opportunity to become the highest volume African-American wine brand in the U.S.

    - The international market place will reopen, and while slower than we want, important new business will be developed and existing markets will return to positive growth trends.

    - With so much uncertainty still resulting from COVID, it is more difficult to accurately forecast, but reaching 3X growth in 2021 versus 2020 is within reason.

Other outstanding debt or equity

As of March 2021, NEXT Wine Company has debt of $30,000 outstanding and an average cash balance of $25,000. This debt is from one of the Company's Founders and will be paid back over the next six to nine months. In addition to the NEXT Wine Company's outstanding debt and the debt raised on Mainvest, NEXT Wine Company will require additional capital from debt and/or equity sources.

No other outstanding debt or equity

The capital raised through Mainvest will make up the first round of NEXT Wine Company's fundraising. With the growth plan outlined, NEXT Wine Company will raise additional funds in subsequent funding rounds.

Limited operating history

NEXT Wine Company was established in January 2020, less than three months before the U.S.

virtually shut down as a result of COVID. The majority of the Company's operations occurred in the second half of 2020, with the first year total revenues exceeding $1.2 million. While the management team, collectively, has more than 100 years of industry experience, NEXT is, officially, and early stage company. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Subsequent events to historical financials

Since the latest available financial statements of NEXT Wine Company, we have had the following material changes and trends:

- January and February were a little slower than expected, which resulted in lower sales

- Contrarily, March is making up for the slow start to the year.

  - New market openings and sales results in the market have yielded results beyond our expectations

  - The better than expected results has put pressure on capital needed to fill orders.

- NEXT Wine is looking at short term borrowing to fill orders and bridge the company from now until new capital may come through Mainvest portal.

Financial liquidity

NEXT Wine Company has a low liquidity position due to its cash requirements to build inventory to fill orders. NEXT Wine does NOT face a challenge for growing distribution and expanding sales, it is only handicapped by capital that is needed to fill orders and expand distribution.

Other challenges

NEXT Wine Company has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

- Capital - we are in a Capital intensive industry. The availability and deployment of capital dictate the speed in which the marketing plan can be executed.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$2,251,177	$8,634,014	$11,670,213	$20,459,771	$27,258,901
Cost of Goods Sold	$1,688,382	$6,509,662	$8,813,242	$12,444,891	$17,102,475
Gross Profit	$562,795	$2,124,352	$2,856,971	$8,014,880	$10,156,426
EXPENSES					
Cost of Sales	$168,838	$1,112,815	$1,307,580	$1,762,799	$2,126,159
Expenses	$365,816	$795,900	$928,500	$951,900	$967,500
Operating Profit	$28,141	$215,637	$620,891	$5,300,181	$7,062,767

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V